UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CSX Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

126408103
(CUSIP Number)

Mr. Christopher Hohn	Mr. Alexandre Behring
The Children's Investment	3G Capital Partners Ltd.
Fund Management (UK) LLP	c/o 3G Capital Inc.
7 Clifford Street	800 Third Avenue
London W1S 2WE	31st Floor
United Kingdom	New York, New York 10022
+44 20 7440 2330	(212) 893-6727

With a copy to:

Marc Weingarten, Esq.	Stephen Fraidin, Esq.
David Rosewater, Esq.	Andrew E. Nagel, Esq.
Schulte Roth & Zabel LLP	Kirkland & Ellis LLP
919 Third Avenue	153 East 53rd Street
New York, New York 10022	New York, New York 10022
(212) 756-2000	(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
(continued on following pages)
June 11, 2008
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 16 Pages)

CUSIP No. 126408103	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Children's Investment Fund Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,796,998 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,796,998 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.4% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 4)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 126408103	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Children's Investment Fund Management (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,796,998 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,796,998 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.4% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 4)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 126408103	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Children's Investment Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,796,998 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,796,998 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.4% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 4)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 126408103	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,796,998 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,796,998 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.4% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 4)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 126408103	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3G Capital Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,232,854 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,232,854 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.3% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 4)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 126408103	SCHEDULE 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3G Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,232,854 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,232,854 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.3% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 4)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 126408103	SCHEDULE 13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3G Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,232,854 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,232,854 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.3% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 4)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 126408103	SCHEDULE 13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandre Behring
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,232,854 (See Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,232,854 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4.3% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 4)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 126408103	SCHEDULE 13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert H. Lamphere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 22,600
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 126408103	SCHEDULE 13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy T. O'Toole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 126408103	SCHEDULE 13D	Page 12 of 16 Pages

Item 1.	SECURITY AND ISSUER.

This Amendment No. 5 is filed with respect to the shares of Common Stock, par value $1.00 per share (the "Shares"), of CSX Corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2007, as heretofore amended (the "Schedule 13D")) as of June 13, 2008 and amends and supplements the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. The Reporting Persons report the number of Shares indicated herein pursuant to the District Court's ruling and without prejudice to their right to challenge that ruling on appeal.

ITEM 2	IDENTITY AND BACKGROUND

See amendment to Item 4 below, which is incorporated into Item 2(e) by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 2(e), Item 4, Item 5(a), and Item 6 of the Schedule 13D are amended to include the following additional disclosure:

On June 11, 2008, Judge Kaplan of the Federal District Court for the Southern District of New York issued a decision in the litigation previously described in Item 4, a copy of which is filed herewith as exhibit 99.8. The Court found, among other findings, that (i) the TCI Reporting Persons created and used total return swaps as part of a plan or scheme to evade the reporting requirements of Section 13(d) of the Act, and by virtue of Rule 13d-3(b)of the Act the TCI Reporting Persons are deemed to be a beneficial owner of the Shares held by the counterparties to such swaps, and (ii) the TCI Reporting Persons and the 3G Reporting Persons formed a "group" for purposes of Section 13(d) of the Act no later than February 13, 2007.

Based on the Court's finding in (i) above, the TCI Reporting Persons would be deemed to beneficially own not only 17,796,998 Shares, representing approximately 4.4% of the Shares outstanding, but an additional 46,401,000 Shares, representing approximately 11.5% of the Shares outstanding, which Shares are held for hedging purposes by counterparties to total return swaps to which the TCI Reporting Persons are party. Based on the Court's finding in (i) above, the TCI Reporting Persons would be deemed to beneficially own a total of 64,197,998 Shares, representing approximately 15.9% of the Shares outstanding, and the TCI Reporting Persons and the 3G Reporting Persons collectively would be deemed to beneficially own a total of approximately 20.1% of the Shares outstanding. The ownership percentages in this paragraph are based on 404,783,890 Shares outstanding, which is the total number of Shares outstanding as of April 21, 2008 as reported in the Issuer's Proxy Statement for the 2008 Annual Meeting, dated April 25, 2008. According to the Court’s opinion, the TCI Reporting Persons are “deemed to be a beneficial owner of the shares held by [their] counterparties to hedge their short exposures created by” the TCI Total Return Swaps.

The Court enjoined the TCI Reporting Persons and the 3G Reporting Persons from violating Section 13(d) of the Act and Regulation 13D thereunder.

The Reporting Persons respectfully disagree with the Court's decision, do not believe that they violated any securities laws, and plan to appeal the decision to the U.S. Court of Appeals for the Second

CUSIP No. 126408103	SCHEDULE 13D	Page 13 of 16 Pages

Circuit. The Reporting Persons report the number of Shares indicated herein pursuant to the District Court's ruling and without prejudice to their right to challenge that ruling on appeal. If the Reporting Persons are successful in the appeal on this issue, they would not be deemed to beneficially own the Shares held for hedging purposes by counterparties to the total return swaps to which the TCI Reporting Persons are party.

This description of the decision is qualified in its entirety by reference to Exhibit 99.8.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

See amendment to Item 4 above, which is incorporated into Item 5(a) by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See amendment to Item 4 above, which is incorporated into Item 6 by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Opinion of the Federal District Court for the Southern District of New York, dated June 11, 2008

CUSIP No. 126408103	SCHEDULE 13D	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2008

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
David DeRosa
Director

THE CHILDREN'S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

3G CAPITAL PARTNERS LTD.

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G CAPITAL PARTNERS L.P.
By:	3G Capital Partners Ltd.
Its:	General Partner

CUSIP No. 126408103	SCHEDULE 13D	Page 15 of 16 Pages

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G FUND L.P.
By:	3G Capital Partners, L.P.
Its:	General Partner

By:	3G Capital Partners Ltd.
Its:	General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

/s/ Alexandre Behring
Alexandre Behring

/s/ Gilbert H. Lamphere
Gilbert H. Lamphere

/s/ Timothy T. O'Toole
Timothy T. O'Toole

/s/ Gary L. Wilson
Gary L. Wilson

CUSIP No. 126408103	SCHEDULE 13D	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement (Previously Filed)

Exhibit 2.	Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007 (Previously Filed)

Exhibit 3.	Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007 (Previously Filed)

Exhibit 4.	Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007 (Previously filed)

Exhibit 5.	Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008 (Previously Filed)

Exhibit 99.6.	Answer and Counterclaims filed by the TCI Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.7.	Answer and Counterclaims filed by the 3G Reporting Persons, dated April 4, 2008 (Previously Filed)

Exhibit 99.8.	Opinion of the Federal District Court for the Southern District of New York, dated June 11, 2008